United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

CVRD announces proposal in 2007 dividend:
US$ 1.65 billion
Rio de Janeiro, January 23, 2007 — Companhia Vale do Rio Doce (CVRD) hereby announces that its Senior Management has approved and will submit to the Board of Directors a proposal for dividend payment of US$ 1.65 billion to shareholders in 2007. The payment will be made in two equal installments, on April 30 and October 31, 2007, and corresponds to US$ 0.68289232 per outstanding common and preferred shares.
Payments will be made in Brazilian reais, converted to the US dollar according to the Brazilian real/US dollar exchange rate (Ptax—Option 5) published by the Central Bank of Brazil on the business day prior to the Board of Directors meeting that approves the dividend proposal.
The dividend proposed for 2007, of US$ 1.65 billion, represents an increase of 27% over the total dividend paid in 2006, US$ 1.3 billion, and a raise of 77.6% over the average annual dividend for the last five years. At the same time, it is consistent with CVRD’s financial policy guidelines, which aim to preserve a healthy balance sheet and, more specifically, a level of leverage indicative of a low-risk debt profile.
From 2001 to 2006, total return to CVRD’s shareholders was 42.7% per year, reflecting the value creation process embedded into the execution of the Company’s long-term strategy. Despite the significant increase in our share prices, the return of capital to shareholders through dividends resulted in an average dividend yield of 4.7% p.a. over this period.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 23, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations